Exhibit 99.7

DENISON MINES CORP.

Consent of William McCombe, P.Eng.

Ladies and Gentlemen:

In connection with the filing on Form 6-K with the Securities and Exchange Commission (the “SEC”), of the technical report entitled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada,” with an effective date of June 23, 2023 (the “Technical Report”), the undersigned hereby consents to (1) the filing of the Technical Report with the SEC by Denison Mines Corp., (2) the use of and references to my name in connection with the Technical Report, as an expert or “qualified person,” who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the portions of the Technical Report that I supervised the preparation of and/or was reviewed and approved by me (the “Technical Information”), and (3) the incorporation by reference of the Technical Information in the Registration Statement on Form F-10 of Denison Mines Corp. (File No. 333-258939).

Dated: August 8, 2023

William McCombe, P.Eng.
Hatch Ltd.